FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 28, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

April 28, 2006

On 27 April 2006,  OAO Tatneft  (the  "Company")  announced  that the Board of  Directors  of the Company  resolved to recommend to the annual general shareholders meeting of the Company to approve payment of annual dividends for 2005 in cash in the following amounts:

preferred shares: 100% of the nominal value, i.e., one Ruble per share;
common shares:    100% of the nominal value, i.e., one Ruble per share.

Forward-looking  statements:  This  announcement may contain certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   April 28, 2006